Financial Highlights (in US dollars)
Conference Call
About ART

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006

ART Advanced Research Technologies Inc.

(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
     1.   Press release dated March 10, 2006
     2.   Financial Statements for the period ended December 31st, 2005
     3.   Press release dated March 10, 2006
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC. (Registrant)
	By:	/s/ Sébastien Gignac
		Name:	Sébastien Gignac
		Title:	Vice President, Corporate Secretary and General Counsel
Dated: March 10, 2006

News release
For immediate publication
ART Advanced Research Technologies Announces
Fourth Quarter and Year End 2005 Financial Results
Company continues to gain market share with significant increase in revenues
Montreal, Canada, March 10, 2006 — ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announces its financial results for the fourth quarter and year ended December 31, 2005. All dollar amounts referenced herein are in US dollars, unless otherwise stated.
ART reported sales of $1,239,700 for the three-month period ended December 31, 2005, up by 107% from $599,000 for the same quarter a year ago. Total revenues for the year ended December 31, 2005 were $4,125,550 compared with $1,935,000 for 2004, an increase of 113%. The Company posted a net loss of $3,313,319 ($0.08 per share) for the 2005 fourth quarter, compared to $2,714,207 ($0.06 per share) for the corresponding 2004 period. The net loss for the year ended December 31, 2005 totaled $13,129,184 or ($0.31 per share), compared with a net loss of $9,928,603 or ($0.24 per share) in 2004.
Financial Highlights (in US dollars)
For the three-month period ended December 31, 2005 sales were $1,239,700, up by 107% from $599,000 for the same quarter a year ago. No maintenance sales were recorded during the 2005 fourth quarter and during the corresponding quarter in 2004. For the year ended December 31, 2005 revenues were $4,125,550, compared to $1,935,000 for the year ended December 31, 2004.

Products sales for the year ended December 31, 2005 amounted to $3,626,100 compared to $1,935,000 a year ago. Maintenance sales totaled $499,450 compared to nil in the year ended December 31, 2004. The increase in revenues comes from an increase in the Company’s eXplore Optix product and maintenance sales as the Company pursued its market penetration in preclinical optical imaging. During the year ended December 31, 2005, the Company sold 19 eXplore units, including 1 demo unit, as compared to 11 units and no demo units in 2004.
The following information provides a discussion and analysis on the expenses for the 2005 fourth quarter and the year ended December 31, 2005 compared to the same periods of 2004. The majority of these expenses, which include the cost of sales and operating expenses, are incurred in Canadian dollars. Following a rapid appreciation of the Canadian currency over the US, non-favorable variances were created for these expenses in the current periods compared to same periods of last year.
Cost of sales for the 2005 fourth quarter was $816,949 compared to $306,625 in the fourth quarter of 2004. The gross margin for the quarter ended December 31, 2005 was 34% compared to 49% for the same quarter a year ago. For the year ended December 31, 2005, the total cost of sales was $2,789,585 compared to $915,087 in the year ended December 31, 2004. As a result, ART generated a combined gross margin of 32% during the year ended December 31, 2005, and 53% last year. The combined gross margin decrease during the 2005 fourth quarter and year ended December 31, 2005 compared to last year was due to: 1) the fact that ART transitioned to the new multiwavelength base system which is a more costly system and offered the possibility to its existing customers to upgrade their base system to the new system at a preferential price; and 2) the rapid appreciation of the Canadian currency over the U.S. During the year ended December 31, 2005, ART generated a gross margin of 34% from the sales of its products and a gross margin of 18% from sales resulting from maintenance. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.
The Company’s research and development (“R&D”) expenditures for the three-month period ended December 31, 2005, net of investment tax credits amounted to $2,216,146, compared to $2,007,223 for the same period a year ago. The Company’s research and development (“R&D”) expenditures for the year ended December 31, 2005, net of investment tax credits amounted to

$9,154,960, compared to $7,511,485 for the year ended December 31, 2004. The R&D expenditures consist principally of the salaries and benefits for personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost of prototypes. The increase in R&D expenditures for the 2005 quarter and the year ended December 31, 2005 compared to last year relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which include the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the US. During the year ended December 31, 2005, the manufacturing costs to build the SoftScan clinical prototypes were $1,369,309. The Company also made the decision to build three additional SoftScan prototypes in the event that more sites would be needed to execute the clinical plan.
Selling, general, and administrative (“SG&A”) expenses for the 2005 fourth quarter, totaled $971,405, compared to $960,873 for the same quarter a year ago. SG&A expenses for the year ended December 31, 2005, totaled $3,918,236, compared to $3,474,446 for the year ended December 31, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities.
The loss before interest and foreign exchange loss for the 2005 fourth quarter was $2,834,299 compared to $2,732,527 for the same quarter a year ago. For the 2005 fiscal year, the loss before interest and foreign exchange loss was $12,023,037 compared to $10,215,645 a year ago.
As a result, the net loss for the three-month period ended December 31, 2005 was $3,313,319 or $0.08 per share, compared to $2,714,207 or $0.06 per share for the three-month period ended December 31, 2004. Net loss for the year ended December 31, 2005 was $13,129,184 or $0.31 per share, compared to $9,928,603 or $0.24 per share for the year ended December 31, 2004.
The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended December 31, 2005, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.

Conference Call
ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (866) 898-9626 (U.S. and Canada). Outside of North America, please dial (416) 340-2216. A replay of the call will be available until March 17, 2005. When dialing in for the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3176270.
A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Report on Form 20-F.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

FOR FURTHER INFORMATION, PLEASE CONTACT:
For information:
Sébastien Gignac
Vice President, Corporate Secretary and General Counsel
ART Advanced Research Technologies Inc.
T. (514) 832-0777
sgignac@art.ca

Jacques Bédard
Chief Financial Officer
ART Advanced Research Technologies Inc.
T. (514) 832-0777
jbedard@art.ca
www.art.ca

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	December 31, 2005	December 31, 2004

ASSETS
Current assets
Cash	$4,858,085	$631,164
Term deposit, 2.00% (1.45% in 2004), maturing in April 2006	257,954	249,584
Commercial papers 4.27% (2.24% to 2.51% in 2004)	4,000,496	10,950,403
Accounts receivable	1,102,124	883,604
Investment tax credits receivable	691,273	815,760
Inventories	1,226,812	1,014,551
Prepaid expenses	399,567	144,882

	12,536,311	14,689,948

Property and equipment	554,929	547,406
Patents	1,529,092	1,527,533
Deferred costs	611,877	—

	$15,232,209	$16,764,887

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,052,381	$2,155,073
Deferred grant	89,872	—
Current portion of convertible debentures	2,054,600	—

	4,196,853	2,155,073

Convertible debentures	1,666,543	—

	5,863,396	2,155,073
SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants	87,131,724	80,696,107
Equity component of convertible debentures	1,510,467	—
Contributed surplus	721,051	474,698
Deficit	(82,033,557)	(68,122,241)
Cumulative translation adjustment	2,039,128	1,561,250

	9,368,813	14,609,814

	$15,232,209	$16,764,887

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

1

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

	Three-month period ended		Twelve-month period ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Sales
Product	$1,239,700	$599,000	$3,626,100	$1,935,000
Maintenance	—	—	499,450	—

	1,239,700	599,000	4,125,550	1,935,000

Cost of sales
Product	816,949	306,625	2,379,802	915,087
Maintenance	—	—	409,783	—

	816,949	306,625	2,789,585	915,087

Gross margin	422,751	292,375	1,335,965	1,019,913

Operating expenses
Research and development, net of investment tax credits	2,216,146	2,007,223	9,154,960	7,511,485
Selling, general and administrative	971,405	960,873	3,918,236	3,474,446
Amortization	69,499	56,806	285,806	249,627

	3,257,050	3,024,902	13,359,002	11,235,558

Operating loss	2,834,299	2,732,527	12,023,037	10,215,645
Interest expense on convertible debentures	553,882	—	884,191	—
Interest income	(102,650)	(71,193)	(241,708)	(300,221)
Foreign exchange loss	27,788	52,873	463,664	13,179

Net loss	$3,313,319	$2,714,207	13,129,184	9,928,603

Deficit, beginning of year			68,122,241	56,753,062
Share and share purchase warrant issue expenses			782,132	1,440,576

Deficit, end of year			$82,033,557	$68,122,241

Basic and diluted net loss per share	$0.08	$0.06	$0.31	$0.24

Basic and diluted weighted average number of common shares outstanding	42,664,523	42,662,523	42,664,523	41,220,856

Number of common shares outstanding, end of year	42,664,523	42,664,523	42,664,523	41,220,856

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

2

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

	Three-month period ended		Twelve-month period ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

OPERATING ACTIVITIES
Net loss	$(3,313,319)	$(2,714,207)	$(13,129,184)	$(9,928,603)
Items not affecting cash
Amortization	69,499	56,806	285,806	249,627
Stock-based compensation	66,329	38,574	246,353	142,516
Interest on convertible debentures	431,451	—	683,768	—
Net change in working capital items
Accounts receivable	327,956	(11,068)	(174,513)	(18,427)
Investment tax credits receivable	(73,969)	(346,140)	140,658	382,500
Inventories	639,654	53,456	(140,746)	(584,827)
Prepaid expenses	(23,537)	(78,375)	(239,182)	26,492
Accounts payable and accrued liabilities	(397,913)	(601,484)	(171,772)	(74,535)
Deferred grant	(43,791)		86,528	—

Cash flows from operating activities	(2,317,640)	(3,602,438)	(12,412,284)	(9,805,257)

INVESTING ACTIVITIES
Short-term investments	(3,964,668)	(3,504,097)	5,784,836	(4,402,764)
Property and equipment	(2,578)	(74,959)	(222,189)	(234,972)
Other assets	—	(33,083)	(5,339)	(123,772)
Deferred costs	(102,827)	—	(361,557)	—

Cash flows from investing activities	(4,070,073)	(3,612,139)	5,195,751	(4,761,508)

FINANCING ACTIVITIES
Issue of senior convertible debentures	—	—	5,000,000	—
Issue of convertible preferred shares	—	—	5,900,000	—
Common shares and share purchase warrants	—	165,495	—	12,888,327
Equity and debt issue expenses	(5,800)	(4,095)	(924,041)	(1,440,576)

Cash flows from financing activities	(5,800)	161,400	9,975,959	11,447,751
Effect of foreign currency translation adjustments	(85,729)	305,797	466,646	551,957

	(91,529)	467,197	10,442,605	11,999,708

Net increase (decrease) in cash and cash equivalents	(6,479,242)	(6,747,380)	3,226,071	(2,567,057)
Cash and cash equivalents, beginning of year	11,338,384	8,380,451	1,633,071	4,200,128

Cash and cash equivalents, end of year	$4,859,142	$1,633,071	$4,859,142	$1,633,071

CASH AND CASH EQUIVALENTS
Cash	$4,858,085	$631,164	$4,858,085	$631,164
Commercial papers	1,057	1,001,907	1,057	1,001,907

	$4,859,142	$1,633,071	$4,859,142	$1,633,071

Supplemental disclosure of cash flow information
Interest received	$86,077	$17,652	$225,135	$246,680
Interest paid	$(88,986)	$—	$(88,986)	$—

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

3

News release
For immediate publication

ART TO BE PRESENT AS BRONZE SPONSOR AT THE BREAST COURSE 2006
IN KEY LARGO, FLORIDA

Montreal, Canada, March 10, 2006 — ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation as a Bronze Sponsor and exhibitor in the 2006 edition of The Breast Course, to be held at the Ocean Reef Club in Key Largo, Florida, from March 13-16, 2006.
The course is a multidisciplinary event aiming to present the best practices and state-of-the-art products to breast professionals.
“We are very excited to be providing support to such an important forum of experts, which will help address issues in the development of innovative diagnostic technologies, treatment choices, and therapies,” said Micheline Bouchard, ART’s President and CEO. “The Breast Course will once again be bringing together an international faculty of radiologists, oncologists and other specialists to present state-of-the-art advances in the fields of detection, intervention and therapy of breast diseases,” she added.
In addition, ART will be at the event as an exhibitor, and will present its SoftScan® breast imaging device designed to improve the diagnosis and treatment of breast cancer, at its booth located in the North Town Hall Ballroom of the Ocean Reef Club.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:
ART Advanced Research Technologies Inc.
Sébastien Gignac
Vice President, Corporate Secretary and General Counsel
T. (514) 832-0777
sgignac@art.ca
Jacques Bédard
Chief Financial Officer
T. (514) 832-0777
jbedard@art.ca
www.art.ca